      							OMB Number			3235-0104
								Expires:	September 30, 1998
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			U.S. SECURITIES AND EXCHANGE COMMISSION
					Washington, D. C. 20549
						   FORM 3
			INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	Palo Alto Investors
	(Last)		(First)		(Middle)
	470 University Avenue, Palo Alto, CA 94301

2.	Date of Event Requiring Statement (Month/Day/Year) 4/11/00

3.	IRS or Social Security Number of Reporting Person (Voluntary) _______

4.	Issuer Name and Ticker or Trading Symbol: Geerlings & Wade, Inc.
(GEER)

5.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			XX   10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			___See Note (1)________

6.	If Amendment, Date of Original (Month/Day/Year) __________________
7.	Individual or Joint/Group Filing (Check Applicable line)
	____ Form filed by one Reporting Person

	 XX  Form filed by More than One Reporting Person -- See Note (1).

FORM 3 (continued)							Page 2 of 5 Pages


Table I - Non-Derivative Securities Beneficially Owned


1.	Title of Security: Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4)
	475,800 shares -- See Notes (2) and (3).

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  I

4.	Nature of Indirect Beneficial Ownership (Instr. 5)  --See Notes (2)
and (3).

__________________________________________________________________________


Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.	(Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).							SEC 1473 (7-
96)

FORM 3 (continued)							Page 3 of 5 Pages

Table II -	Derivative Securities Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
___________________________________________

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)

	Title ________________________	Amount or Number of Shares
	__________

4.	Conversion or Exercise Price of Derivative Security
	_______________

5.	Ownership Form of Derivative Security:
	Direct (D) or Indirect (I) (Instr. 5)
	____________________

6.	Nature of Indirect Beneficial Ownership (Instr. 5)
	_____________________________________________________________________
__________________________________________________________________________


(1)	The reporting persons consist of (i) Palo Alto Investors, a
registered investment adviser and general partner of investment limited partnerships; and (ii) William Leland Edwards, the controlling shareholder of Palo Alto Investors. Each reporting person disclaims membership in a group with any other person within the meaning of Rule 13d-5(b)(1) and Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended.

(2)	These securities are owned by an investment advisory account of Palo
Alto Investors or by an investment limited partnership of which Palo Alto Investors is the general partner.

FORM 3 (continued)							Page 4 of 5 Pages

 (3)	Each reporting person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such reporting person's pecuniary interest.

						PALO ALTO INVESTORS

						By:  /s/ William Leland Edwards	9/21/00
							William Leland Edwards		Date
							President


**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note:	File three copies of this Form, one of which must be manually signed.
If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.   SEC 1474 (7-96)


Joint Filer Information

Name:   William Leland Edwards
Address:   470 University Avenue, Palo Alto, CA 94301
Designated Filer:   Palo Alto Investors
Issuer and Ticker Symbol:  Geerlings & Wade, Inc. (GEER)
Statement for Month/Year:  April 2000
Signature:   	By: /s/ William L. Edwards

FORM 3 (continued)							Page 5 of 5 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Palo Alto Investors ("PAI") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Geerlings & Wade, Inc. (GEER). The authority of PAI under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of GEER, unless earlier revoked in writing. The undersigned acknowledges that PAI is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:	September 21, 2000



								/s/ William Leland Edwards
								William Leland Edwards



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